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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                 (Registrant)


Date: November 14, 2002           By:   /s/ Scott Ewart
                                     ------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer


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                                                              [GRAPHIC OMITTED]


                AT&T CANADA GRANTED EXTENSION OF CCAA PROTECTION



TORONTO, November 14, 2002 -- AT&T Canada Inc., Canada's largest competitor to the incumbent telecom companies, today announced that it has obtained an order from the Ontario Superior Court of Justice granting AT&T Canada and certain affiliates an extension under the Companies' Creditors Arrangement Act ("CCAA") to February 28, 2003.

The Company originally filed under the CCAA on October 15, 2002 which provided for a standard initial period of 30 days. The extended period will allow AT&T Canada to complete its restructuring in an orderly fashion. During this extension period, AT&T Canada remains fully operational and continues to operate its business in the ordinary course. The Company continues to serve its customers and pay its employees and ongoing suppliers without interruption.

"This extension ensures that we have the necessary time required to complete our capital restructuring process," said David Lazzarato, Executive Vice President and CFO, AT&T Canada. "We are pleased with the progress that we are making with our bondholders. Our ongoing discussions are well advanced and we continue to focus on establishing a sustainable capital structure, including sufficient liquidity, that will help achieve our goal to be a strong, long-term competitor in the Canadian telecommunications marketplace."

The Company expects that the capital restructuring process will be completed during the first quarter of 2003.


ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. Please visit AT&T Canada's web site, www.attcanada.com for more information about the Company.


This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.


                                      -1-
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FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                   INVESTORS AND ANALYSTS:
Ian Dale                                 Brock Robertson
(416) 345-2227                           (416) 345-3125
ian.dale@attcanada.com                   brock.robertson@attcanada.com

May Chiarot                              Dan Coombes
(416) 345-2342                           (416) 345-2326
may.chiarot@attcanada.com                dan.coombes@attcanada.com